X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 DEC 30 7:21

DELIVERED BY MAIL

December 16, 2003

03045409

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the latest news release by X-Cal Resources Ltd., dated December 16, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

dlw 1/7

X-Cal Resources Ltd.

TSX/XCL **December 16, 2003**

News Release

PRIVATE PLACEMENT COMPLETED

X-Cal Resources Ltd. has completed the private placement of 6,500,000 units @ $0.68 per unit, for net proceeds to the Company of $4,420,000. The units consist of one common share and one half warrant. Two half warrants and $0.72 entitle the subscriber to an additional share for up to two years. The placees include Veneroso Associates and a private European financial institution. The shares that have been issued are subject to a one-year hold period.

The use of proceeds from the private placement will be for general corporate purposes and may also be used for exploration of the Company's Mill Creek Gold Property in Nevada.

X-Cal's 100% owned, 640 acre, Mill Creek Gold Property is located in Lander County on the Battle Mountain Trend, within the Cortez Joint Venture area. Placer Dome has recently announced a new discovery of lower plate gold called 'Cortez Hills' in this area. X-Cal's Mill Creek Gold Property is located over a lower plate window, northwest of Placer's Pipeline Gold Mine. X-Cal is commissioning a National Instrument 43-101 report on its Mill Creek Gold Property to document previous drill hole intercepts and untested targets on the property.

In addition to the above private placement, the Company announced in a press release dated November 24, 2003 that is has agreed to form a joint venture on its Sleeper Gold Project, located in Humboldt County, NV and that the incoming partners intend to initially capitalize the joint venture with US$20 million subject to the conditions outlined in the release.

X-Cal's Sleeper Gold Project and the Mill Creek Gold Property are both located on the Battle Mountain Trend in close proximity to established industry infrastructure.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*